                       Filed by Vertex Pharmaceuticals Incorporated
                       Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669


[AURORA BIOSCIENCES CORPORATION LOGO]
Aurora Biosciences Corporation
Contact: Doug Farrell                      11010 Torreyana Road
Senior Director, Investor Relations &      San Diego, CA 92121
Corporate Communications

E-mail: ir@aurorabio.com                   Phone: (858) 404-6767
------------------------
Website: http://www.aurorabio.com          Fax: (858) 404-6714

                  AURORA BIOSCIENCES REPORTS FIRST QUARTER 2001
                                FINANCIAL RESULTS

    SAN DIEGO, California (May 3, 2001) -- Aurora Biosciences(R) Corporation (Nasdaq: ABSC) today announced financial results for the first quarter 2001. Excluding merger-related charges of $1.2 million, Aurora reported a net loss of $0.5 million for the first quarter 2001, or $0.02 per share on a diluted basis. These amounts compare to first quarter 2000 net income of $0.2 million, or $0.01 per share on a diluted basis. For the first quarter 2000 there were no merger related charges.

Revenue was $17.5 million for the first quarter of 2001 compared to $15.3 million for the first quarter of 2000, an increase of 15%. Contributing to the $2.2 million increase in revenue are new product sales associated with PanVera Corporation, which was acquired by Aurora in March 2001. Included in first quarter 2001 revenue are amounts generated from collaborative research agreements with Organon, Families of Spinal Muscular Atrophy, Senomyx Inc. and a licensing agreement with Greiner Bio-One. In addition, Aurora recognized revenue under other existing collaborations. Offsetting the revenue increase associated with the aforementioned agreements was the completion during 2000 of discovery programs with GlaxoSmithKline and Becton, Dickinson and Company, both of which had produced revenue in the first quarter 2000.

Total operating expenses increased 29% in the first quarter of 2001 compared to the same period in 2000, due in part to a 34% increase in the number of full-time employees over the first quarter of 2000, and in part to merger-related charges of $1.0 million. Research and development expenses increased 98% over the prior year first quarter, as much of the recent growth of the company has been focused in this area. Selling, general and administrative expenses increased 43% over the first quarter of 2000 due in part to the $1.0 million of merger-related charges. Net interest and other income increased $0.6 million over the prior first quarter due primarily to a full quarter effect in 2001 of interest income resulting from a $71 million private placement of common stock in February 2000. Provision for income taxes increased $0.1 million in the first quarter of 2001 compared to the same period in 2000 primarily as a result of merger-related deferred tax asset allowance adjustments.

ACCOMPLISHMENTS IN THE FIRST QUARTER

- COMPLETED MERGER WITH PANVERA CORPORATION TO EXPAND DISCOVERY CAPABILITIES

Aurora announced on March 1st that it had completed the merger with PanVera Corporation of Madison, Wisconsin. PanVera is a biotechnology company engaged in the expression, purification and marketing of protein drug targets and drug screening assays for high-throughput screening. The acquisition has been accounted for as a pooling-of-interests and, accordingly, all prior period consolidated financial statements

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Page 2                                                       Aurora Biosciences
May 3, 2001


have been restated to include the combined results of operations and financial position of PanVera as though it had been a part of Aurora since the company's inception.

- EXPANSION OF AGREEMENT WITH MERCK & CO., INC. IN THE AREA OF ION CHANNELS

In February, Aurora announced an expansion to the original collaborative and license agreement with Merck to purchase several of Aurora's second-generation voltage ion probe readers, the VIPR II subsystem, for ion channel discovery. Aurora believes that this expansion further validates the value of Aurora's voltage sensors probes and screening systems to facilitate high-throughput drug discovery for ion channel targets.

- PROGRESS IN INTERNAL DISCOVERY PROGRAM PRESENTED AT SCREENTECH 2001

In March, Aurora presented at the Screentech 2001 conference. Aurora presented the results of cell-based and biochemical assays from 10 ultra-high throughput screens run over a six-week period at Aurora. The presentation highlighted the results from approximately 125,000 compounds that were tested and over one million experiments that were conducted during this campaign. This puts Aurora on track to achieve its stated goals for the company's internal drug discovery program (Big Biology(TM)). Aurora's ion channel technology and UHTSS(R) Platform were also highlighted in several other presentations given by Aurora's collaborators, such as Bristol-Myers Squibb and Roche Bioscience.

In addition to the information presented at Screentech, Aurora has made significant progress identifying novel, biologically active compounds for targets that are the focus of the company's therapeutic collaborations.

- ADDITIONAL CONTRIBUTIONS FROM AGREEMENT WITH GREINER BIO-ONE

Aurora recognized additional revenue from the expansion of its agreement with Greiner Bio-One to develop, manufacture and commercialize Aurora's proprietary consumables. Aurora and Greiner Bio-One continue to collaborate on the development and commercialization of new products.

- INTELLECTUAL PROPERTY PORTFOLIO CONTINUES TO GROW WITH ISSUANCE OF NEW PATENTS

In January, Aurora was issued a patent on fluorescent sensors for measuring cytochrome P450 activity. Cytochrome P450 is one of several enzymes involved in drug metabolism that can affect the efficacy and safety of potential drug candidates. Aurora believes this patent further establishes the company as a leader in the screening, characterization and prediction of "drug-like" properties of candidate compounds.

In March, Aurora was issued a patent on its fluorescence assay technology. The patent includes claims to compositions that are used in cell-based assays. Aurora believes these claims are particularly advantageous for high-throughput screening that utilizes miniaturized assay formats. Aurora's new technology outlined in this patent takes advantage of the use of specific light-blocking or absorbing compounds to reduce light emission from the solutions surrounding cells or particles comprising a luminescent or fluorescent probe or marker. The claimed compositions under this patent, and others expected to issue over the next several months, significantly strengthen its intellectual property portfolio.

Aurora's intellectual property portfolio currently consists of 57 issued patents and more than 170 pending patent applications.

FINANCIAL OUTLOOK

The statements made within the "Financial Outlook" section are forward-looking statements. It is important to note that Aurora's financial targets are not predictions of actual performance. Forecasts are inherently estimates that cannot be predicted with precision, and Aurora's performance has at times

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Page 3                                                       Aurora Biosciences
May 3, 2001


differed from its targets. Aurora often does not know what the actual results will be until after a quarter has ended. Consequently, Aurora will not report or comment on its progress during the quarter. Any statement made by others with respect to Aurora's progress mid-quarter cannot be attributed to Aurora.

Aurora anticipates revenues of approximately $90 million in 2001. Aurora expects second quarter 2001 revenue of around $20 million.

Aurora intends to reinvest its profits by increasing its research and development (R&D) budget by over 60% in 2001. The increased R&D expenditures will be used to hire additional scientists and acquire and screen drug targets. In light of this financially disciplined reinvestment of profits, Aurora is targeting approximately break-even performance in 2001, excluding one-time charges, although individual quarters may be subject to fluctuations.


WEB CAST OF CONFERENCE CALL

As previously announced, investors can access a live web cast of Aurora's first quarter earnings conference call through a link that will be posted on the Company's web site at www.aurorabio.com. The conference call begins today at 2:00 p.m. Pacific Time and will be available for replay through May 9, 2001.

DISCLOSURE NOTICE: The information contained in this press release is presented only as of May 3, 2001, and will not be updated as a result of new information or future events or developments.


Aurora Biosciences is a drug discovery company that develops and applies proprietary technologies to accelerate the discovery of new medicines. Aurora's core technologies include a broad portfolio of proprietary fluorescence assay technologies, including its GeneBLAzer(TM) and VIPR(TM) technologies, its functional genomics GenomeScreen(TM) program, its mutant GFP technologies, its automated master compound store (the AMCS), and its ultra-high throughput screening system (the UHTSS(R) Platform) and subsystems to miniaturize and automate drug screening and profiling assays derived from those technologies. Aurora's Big Biology(TM) initiative is an internal target-centric drug discovery program focused on the identification of promising preclinical candidates. Aurora's technologies have been commercially validated by over 20 major life sciences companies and research organizations, including American Home Products, Bristol-Myers Squibb Co., Cystic Fibrosis Foundation, Eli Lilly & Co., Families of SMA, GlaxoSmithKline, Genentech, Inc., Johnson & Johnson, Merck & Co., Inc, NV Organon Laboratories, Pfizer, Pharmacia and Roche. For additional information on Aurora's services and products, please contact Sales and Marketing via email at marcom@aurorabio.com.

STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT STRICTLY HISTORICAL ARE "FORWARD-LOOKING" STATEMENTS WHICH INVOLVE A HIGH DEGREE OF RISK AND UNCERTAINTY. SUCH FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING AURORA'S FUTURE REVENUE, COSTS, PROFITABILITY AND GENERAL FINANCIAL PERFORMANCE, CONTINUED COMMERCIALIZATION AND EXPANSION OF AURORA'S RESEARCH PROGRAMS AND CUSTOMER BASE, THE ISSUANCE OF ADDITIONAL PRODUCTS, THE FOCUS AND GOALS OF AURORA'S BIG BIOLOGY INITIATIVE. SUCH STATEMENTS REFLECT CORPORATE GOALS OR OBJECTIVES AND THE ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO DIFFERENCES INCLUDE RISKS REGARDING THE ABILITY TO ATTRACT ADDITIONAL CUSTOMERS, RISKS RELATING TO POTENTIAL STRATEGIC TRANSACTIONS THAT AURORA MAY UNDERTAKE OR INVESTMENTS OR ACQUISITIONS AURORA MAY MAKE, AURORA'S DEPENDENCE ON EXISTING AND FUTURE PHARMACEUTICAL AND BIOTECHNOLOGY COLLABORATIONS, AURORA'S ABILITY TO TIMELY COMPLETE THE DELIVERY, INSTALLATION AND VALIDATION OF ITS UHTSS PLATFORM AND AMCS SYSTEMS, THE RISK THAT THE AURORA AND PANVERA BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY. AURORA'S NEW AND UNCERTAIN TECHNOLOGY, AURORA'S DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS AND THE DEVELOPMENT OR AVAILABILITY OF COMPETING SYSTEMS. THESE FACTORS AND OTHERS ARE MORE FULLY DESCRIBED IN AURORA'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. FOR ADDITIONAL CORPORATE INFORMATION, VISIT THE AURORA WEBSITE AT http://www.aurorabio.com.

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Page 4                                                       Aurora Biosciences
May 3, 2001


In connection with the PanVera Corporation, Aurora filed a registration statement on Form S-4 with the SEC. Investors and security holders are advised to read the registration statement because it contains important information. Investors and security holders may obtain a free copy of the registration statement filed by Aurora with the SEC at the SEC's website at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Aurora with the SEC may be obtained from Aurora by directing a request to Aurora Biosciences Corporation, 11010 Torreyana Road, San Diego, California 92121, Attention: Doug Farrell (858) 404-6767.

On April 30, 2001, Aurora announced that it had entered into an agreement and plan of merger with Vertex Pharmaceuticals, Inc. whereby Vertex would acquire 100% of the outstanding common stock of Aurora. Additional details about the proposed merger are contained in Aurora's Current Report on form 8-K filed with the SEC on April 30, 2001.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Aurora and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Aurora with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Aurora's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 18, 2001. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Aurora and Vertex.

AGENERASE-Registered Trademark- IS A TRADEMARK OF THE GLAXOSMITHKLINE GROUP OF COMPANIES. AURORA BIOSCIENCES-Registered Trademark-, BIG BIOLOGY-TM-, GENEBLAZER-TM- GENOMESCREEN-TM- PHOSPHORYLIGHT(TM) UHTSS-TM-, VIPR-TM- AND VIVID-TM- ARE TRADEMARKS OF AURORA BIOSCIENCES CORPORATION.

Vertex's press releases are available at www.vrtx.com, or by fax-on-demand at
(800) 758-5804-- Code: 938395.


                                       ###

Page 5                                                       Aurora Biosciences
May 3, 2001


                         AURORA BIOSCIENCES CORPORATION
                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      QUARTERS ENDED MARCH 31,
                                                                     ----------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                                                   2001                            2000
                                                                     --------------------------       -------------------------
                                                                                            (Unaudited)
Revenue                                                                $            17,521              $            15,287

Operating expenses:
    Cost of revenue                                                                  9,004                            8,996
    Research and development                                                         5,844                            2,956
    Selling, general and administrative                                              5,739                            4,036
                                                                     --------------------------       -------------------------
        Total operating expenses                                                    20,587                           15,988
Interest and other, net                                                              1,542                              912
                                                                     --------------------------       -------------------------
Income (loss) before taxes                                                          (1,524)                             211
Provision for income taxes                                                             198                               57
                                                                     --------------------------       -------------------------
Net income (loss)                                                      $            (1,722)             $               154
                                                                     ==========================       =========================

Basic income (loss) per share                                          $            (0.08)              $              0.01
                                                                     ==========================       =========================
Diluted income (loss) per share                                        $            (0.08)              $              0.01
                                                                     ==========================       =========================
Weighted-average shares outstanding:
    Basic                                                                           22,437                           20,320
                                                                     ==========================       =========================
    Diluted                                                                         22,437                           23,230
                                                                     ==========================       =========================

PRO FORMA INFORMATION:

Net income (loss)                                                       $          (1,722)              $               154
Merger related charges included in selling, general and
administrative expenses                                                             1,010                                 -
Merger related charges included in provision for income taxes                         169                                 -
                                                                     --------------------------       -------------------------
Pro forma income (loss)                                                $             (543)              $               154
                                                                     ==========================       =========================

Pro forma diluted income (loss) per share                              $            (0.02)              $              0.01
                                                                     ==========================       =========================

Weighted-average shares outstanding - Diluted                                       22,437                           23,230
                                                                     ==========================       =========================

BALANCE SHEET DATA:                                                       MARCH 31, 2001                   DECEMBER 31, 2000
                                                                    ---------------------------       --------------------------
                                                                           (Unaudited)
Cash, cash equivalents and investments                                 $          102,313                 $         106,637
Total assets                                                                      165,921                           168,255
Capital lease and loan obligations, less current portion                            9,293                             9,956
Accumulated deficit                                                               (19,536)                          (17,814)
Total stockholders' equity                                                        126,718                           127,114

                         AURORA BIOSCIENCES CORPORATION

                      FIRST QUARTER 2001 FINANCIAL RESULTS
                             CONFERENCE CALL SCRIPT

                            ITERATION: 5/3/01 1:00 PM

OPERATOR WILL ANNOUNCE THE TOPIC OF THE CALL AND INTRODUCE DR. STUART COLLINSON. STUART WILL THEN INTRODUCE THE OTHER MEMBERS OF SENIOR MANAGEMENT THAT ARE PRESENT. IF SOMEONE OTHER THAN STUART RESPONDS TO A QUESTION, THAT PERSON SHOULD IDENTIFY HIMSELF. IF QUESTIONS GET INTO TOO MUCH DETAIL, STUART SHOULD SAY THAT WE WANT TO KEEP THE QUESTIONS OF A NATURE THAT THE WHOLE GROUP WOULD HAVE AN INTEREST. KEEP RESPONSES SHORT AND TO THE POINT.

SLIDE 0  FIRST QUARTER 2001 FINANCIAL RESULTS (TITLE SLIDE)

STUART:
Good afternoon. Thank you for joining us for this discussion of our first quarter 2001 financial results. I would like to remind you that this discussion is being recorded and web cast with accompanying slides on our corporate web site at www.aurorabio.com.

SLIDE 1  FORWARD-LOOKING STATEMENT (SAFE HARBOR)

LET ME PREFACE MY REMARKS BY NOTING THAT I MAY MAKE SOME FORWARD-LOOKING STATEMENTS DURING THIS CALL. Actual results may differ materially and you should refer to the risk factors outlined in today's press release and the Company's most recent Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

SLIDE 2  AURORA PARTICIPANTS

JOINING ME IN SAN DIEGO ARE:
Doug Farrell, Senior Director, Investor Relations & Corporate Communications Dr. Paul Negulescu, Senior Vice President, Discovery Biology, and
John Pashkowsky, Vice President, Finance

SLIDE 3  PRESENTATION OUTLINE

OUR PRESENTATION WILL BE OUTLINED AS FOLLOWS:

- John Pashkowsky will start the presentation by reviewing our financial results for the first quarter 2001, and providing an overview of our revenues and expenses for the quarter

- I will then provide an overview of our accomplishments during the first quarter

-        An update on our progress in Big Biology

-        A summary of our financial outlook for 2001

- And I will conclude with an overview of our announced merger with Vertex Pharmaceuticals

- There will be time for a Question & Answer session upon the completion of our presentation.

I will now turn the call over to our Vice President of Finance, John Pashkowsky.

SLIDE 4  FINANCIAL HIGHLIGHTS       (JOHN P.)

THANK YOU, STUART. I WOULD LIKE TO BEGIN BY TAKING A LOOK AT OUR FINANCIAL PERFORMANCE FOR THE QUARTER.

Earlier today we announced financial results for the first quarter 2001. Revenue was $17.5 million for the first quarter of 2001 compared to $15.3 million for the first quarter of 2000, an increase of 15%. These consolidated numbers reflect both our Quorum Sciences and PanVera acquisitions. Excluding merger-related charges of $1.2 million, Aurora reported a pro forma net loss of $0.5 million for the first quarter 2001, or a $0.02 per share loss on a diluted basis. These amounts compare to first quarter 2000 net income of $0.2 million, or $0.01 per share on a diluted basis. For the first quarter 2000 there were no merger related charges.

SLIDE 5  REVENUE DRIVERS FOR Q1    (JOHN P.)

NOW LET'S LOOK AT OUR REVENUE DRIVERS FOR THE FIRST QUARTER.
Contributing to the $2.2 million increase in revenue are new product sales from PanVera Corporation. Included in first quarter 2001 are revenues from collaborative research agreements with Organon, Families of Spinal Muscular Atrophy, Senomyx Inc. and a licensing agreement with Greiner Bio-One. In addition, Aurora recognized revenue under other existing collaborations. Offsetting the revenue increase associated with the aforementioned agreements was the completion during 2000 of discovery programs with GlaxoSmithKline and Becton, Dickinson and Company, both of which had produced revenue in the first quarter 2000.

SLIDE 6  EXPENSES FOR Q1   (JOHN P.)

THE NEXT SLIDE FOCUSES ON OUR EXPENSES.

Total operating expenses increased 29% in the first quarter of 2001 compared to the same period in 2000, due in part to a 34% increase in the number of full-time employees over the first quarter of 2000, and in part to merger-related charges of $1.0 million.

Cost of revenue was flat year over year which reflects the strong growth in our higher margin Discovery Biology business which would include our discovery collaborations, licensing and our molecular probes business. Discovery Biology currently represents approximately 60% of our total revenue. This percentage has been increasing over time.

Research and development expenses increased 98% over the prior year, which reflects our previous guidance that we would hire scientists, acquire drug targets and expand our technology base.

Selling, general and administrative expenses increased 43% over the first quarter of 2000 due in part to the $1.0 million of merger related charges. When merger related expenses are excluded, the increase in SG&A expense drops to only 18%, which is more in line with our historical growth rates.

Net interest and other income increased $0.6 million over the prior first quarter due primarily to a full quarter effect in 2001 of interest income resulting from a $71 million private placement of common stock in February 2000. Provision for income taxes increased $0.1 million in the first quarter of 2001 compared to the same period in 2000 primarily as a result of merger related deferred tax asset allowance adjustments.

I would now like to turn the call back over to Stuart.

SJMC              THANKS FOR THE OVERVIEW JOHN.

SLIDE 7           CONTINUED SUCCESS

THE NEXT SERIES OF SLIDES DETAILS OUR ACCOMPLISHMENTS DURING THE FIRST QUARTER, WHICH BUILD ON OUR STRONG HISTORY OF COMMERCIAL SUCCESS

SLIDE 8  COMPLETION OF PANVERA MERGER

FIRST, LET'S TAKE A LOOK AT THE MOST RECENT EXPANSION OF OUR DISCOVERY CAPABILITIES, THE COMPLETED MERGER WITH PANVERA CORPORATION.

Aurora announced on March 1st that it had completed the definitive merger agreement with the PanVera Corporation of Madison, Wisconsin. PanVera is a biotechnology company engaged in the expression, purification and marketing of protein drug targets and drug screening assays for high-throughput screening.

With the addition of PanVera to our team, we are now able to utilize certain PanVera protein targets for our Big Biology program. Their technologies, such as their fluorescence polarization assays, are also quite complimentary to ours and will spark some innovativeness among the research teams in terms of developing new product offerings. PanVera also has a global commercialization network and therefore will help accelerate our efforts worldwide.

The acquisition has been accounted for as a pooling-of-interests and, accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations and financial position of PanVera as though it had been a part of Aurora since PanVera's inception.

SLIDE 9  MERCK:ION CHANNEL AGREEMENT

IN FEBRUARY, AURORA ANNOUNCED AN EXPANSION OF ITS EXISTING AGREEMENT WITH MERCK IN THE THERAPEUTICALLY-RICH FIELD OF ION CHANNELS.

This expansion of the original collaborative research and licensing agreement further validates the value of Aurora's voltage sensors probes and screening systems to facilitate high-throughput drug discovery for ion channel targets.

SLIDE 10  SCREENTECH 2001

IN MARCH, AURORA PRESENTED DATA FROM ITS BIG BIOLOGY PROGRAM AT THE SCREENTECH 2001 CONFERENCE.

The Company presented Aurora's cell-based and biochemical assay technologies and discussed results from 10 ultra-high throughput screens run over a six-week period at Aurora.

Highlighted were approximately 125,000 compounds that were tested, and over one-million experiments that were conducted during this campaign, putting the Company on track to achieve its established goals for Big Biology, Aurora's own internal drug discovery initiative.

Aurora's ion channel technology and UHTSS(R) Platform were also highlighted in several other presentations given by our collaborators, such as Bristol-Myers Squibb and Roche Bioscience.

In addition to the information presented at Screentech, the Company has made significant progress identifying novel, biologically active compounds for targets that are the focus of the Company's therapeutic collaborations.

SLIDE 11  GREINER BIO-ONE

THE COMPANY RECOGNIZED ADDITIONAL REVENUE FROM THE EXPANSION OF ITS AGREEMENT WITH GREINER BIO-ONE TO DEVELOP, MANUFACTURE AND COMMERCIALIZE AURORA'S PROPRIETARY CONSUMABLES.

This includes collaborating on the development and commercialization of new products as well. This non-exclusive agreement includes an up-front technology access fee, as well as royalties on net sales of licensed products, including new products developed under the collaboration.

SLIDE 12 INTELLECTUAL PROPERTY

SLIDE #12 DETAILS NEW PATENTS THAT WERE ISSUED THIS QUARTER.

In January, Aurora was issued a patent on fluorescent sensors for measuring cytochrome P450 activity. Cytochrome P450 is one of several enzymes involved in drug metabolism that can affect the efficacy and safety of potential drug candidates. This patent further establishes Aurora as a leader in the screening, characterization and prediction of "drug-like" properties of candidate compounds.

In March, Aurora was issued a patent on its fluorescence assay technology. This patent includes claims to compositions that are used in cell-based assays. Aurora believes these claims are particularly advantageous for high-throughput screening that utilizes miniaturized assay formats. Aurora's new technology outlined in this patent takes advantage of the use of specific light-blocking or absorbing compounds to reduce light emission from the solutions surrounding cells or particles comprising a luminescent or fluorescent probe or marker. The claimed compositions under this patent, and others expected to issue over the next several months, significantly strengthen our intellectual property portfolio.

Aurora's intellectual property portfolio currently consists of 57 issued patents and more than 170 pending patent applications.

SLIDE 13 BIG BIOLOGY INTRODUCTORY SLIDE

THE NEXT SERIES OF SLIDES PROVIDES AN OVERVIEW OF OUR BIG BIOLOGY INITIATIVE.

SLIDE 14 CATALYSTS FOR BIG BIOLOGY PROGRAM

-        Builds on Aurora technical and commercial validation

-        Completion of the UHTSS(R) Platform

-        Post-genomic opportunity

-        Drug discovery industry metrics must change

-        Capture more of the $300B pharmaceuticals market

IT'S IMPORTANT TO REMEMBER THAT THIS IS NOT A NEW BUSINESS FOR AURORA, BUT RATHER A NATURAL EXTENSION OF OUR CORE DISCOVERY BUSINESS.

SLIDES 15  TARGET-CENTRIC, THERAPEUTICALLY BROAD

WITH THE LAUNCH OF OUR TARGET CENTRIC, THERAPEUTICALLY BROAD INTERNAL DISCOVERY PROGRAM, OUR GOAL IS TO IDENTIFY PROMISING DRUG CANDIDATES WITHIN ALL MAJOR CLASSES OF GENE TARGETS, WHICH INCLUDE RECEPTORS, ION CHANNELS AND ENZYMES.

Approximately 80% of the drugs in the market today are derived from these target classes. Our broad technology platform can be applied to these major target classes and can improve the ability to rapidly identify targets, develop assays and screen compounds to be used as potential new medicines.

SLIDE 16 ASSAY SCALABILITY

THE NEXT SLIDE ILLUSTRATES THE HIGHLY SCALEABLE NATURE OF OUR INTERNAL ASSAY DEVELOPMENT CAPABILITIES.

In 1998, when the company was just beginning to leverage its technologies for its customers and internal programs, we did a fairly modest number of assays. In 2000, we did more than 100 assays for our collaborators. This ability to scale assays puts us in the ranks of the world's largest pharmaceutical companies. We have been able to scale our processes to maximize the impact of each marginal dollar invested, and we expect to develop approximately 200 assays this year.

SLIDE 17 CONTINUED COMMERCIAL OPPORTUNITIES

EXAMPLES OF SOME OF THE COMMERCIAL OPPORTUNITIES THAT MAY COME OUT OF OUR INTERNAL DISCOVERY PROGRAM ARE HIGHLIGHTED IN SLIDE 17.

We see a broad spectrum of opportunities, which include functional target IP, innovative assay technologies, chemogenomic databases, ADME platforms, and of course intellectual property around compound families, which is where the real value lies. We will continue to develop programs internally, as well as partnering additional discovery collaborations similar to those announced with Merck and Allergan.

Again, this is business as usual at Aurora, and represents our intent to extend and build greater value in our technology platforms.

SLIDE 18 CAPTURE GREATER DOWNSTREAM VALUE

THIS SLIDE HIGHLIGHTS SOME INDUSTRY METRICS THAT ARE ILLUSTRATIVE OF THE POTENTIAL VALUE WE CAN RETAIN.

The point I want to make is that as you move down the rows, the value increases significantly. Aurora has traditionally played a role in assay development, where the milestones and royalties are interesting, but we can do better. We believe that by moving further downstream toward the clinic we can capture more value for our technologies. In fact, this is already happening in some of our recent discovery collaborations such as with the Cystic Fibrosis Foundation.

SLIDE 19 FINANCIAL OUTLOOK FOR 2001

LASTLY, I WOULD LIKE TO PROVIDE OUR FINANCIAL OUTLOOK FOR 2001, BUT BEFORE I DO THAT I WOULD LIKE TO MAKE A COUPLE OF POINTS.

First of all, historically we have not provided such financial guidance. We do so now in order to help you better understand our business, while complying with SEC Regulation FD, or Fair Disclosure. The statements made within our "Financial Outlook" section are forward-looking statements. It is important to note that our financial targets are not predictions of actual performance.

We anticipate revenues of approximately $90 million in 2001. Aurora expects second quarter 2001 revenue of around $20 million.

Aurora intends to reinvest its profits by increasing its research and development (R&D) budget by over 60% in 2001. The increased R & D expenditures will be used to hire additional scientists and acquire and screen drug targets. In light of this financially disciplined reinvestment of profits, Aurora is targeting approximately break-even performance in 2001 excluding one time charges, although individual quarters may be subject to fluctuations.

Let me reiterate that important point, this is guidance for the fiscal year. This means that there may well be quarters in which we generate a profit, and there may be quarters in which we incur a loss, but the net effect should be roughly break-even performance for the FISCAL YEAR.

SLIDE 20 SUMMARY

THRIVING CORE BUSINESS

-        Strong revenue growth and expanding technology platforms


EXPANDING DISCOVERY CAPABILITIES AND BUILDING CRITICAL MASS

-        Quorum Sciences establishes antimicrobial program

-        PanVera expands proteomics and target capabilities

BIG BIOLOGY-TM- PROGRAM ENHANCES FUTURE VALUE

-        Natural evolution of current business

-        Captures maximum value from discovery process

-        On-going commercial opportunities

VERTEX MERGER CREATES DISCOVERY AND COLLABORATIVE POWERHOUSE

SLIDE 21 AURORA/VERTEX MERGER

On Monday we announced that we had entered into a definitive merger agreement with Vertex Pharmaceuticals. I would like to address this announcement and its implications in the next few slides.

WE BELIEVE THAT THE COMBINATION OF AURORA AND VERTEX WILL BE "UNIQUELY POSITIONED TO ACCELERATE DRUG DISCOVERY"

SLIDE 22 VERTEX FACTS AT A GLANCE

Slide #22 highlights some facts about Vertex.

Headquarters:     Cambridge, MA
IPO:              1991
CEO:              Joshua Boger, Ph.D., CEO and Chairman
Employees:        475 full-time (March 2001)
Business:         Discovery, development and commercialization of small
                  molecule pharmaceuticals
2000 Revenue:     $78 million
2000 Net Loss:    $40 million
2000 Loss/share:  $0.73
Cash Position:    $685 million (Q1 `01)

SLIDE 23 STRATEGIC RATIONALE

This agreement brings together Aurora's industry-leading assay development, screening and cell biology capabilities that drives our target-focused drug discovery efforts, with Vertex's integrated drug discovery expertise which will create a comprehensive, scalable platform for accelerating drug candidate output in target-rich gene families.

SLIDE 24 IMMEDIATE BENEFITS

The next slide focuses on the immediate benefits for Aurora shareholders. We expect that this merger will:

-        Accelerate Aurora's drug discovery programs

-        Expand our discovery into additional target rich gene families

- Allow Aurora to expand its network of collaborative partners and create new opportunities for partnered drug discovery programs

- And Lastly, it strengthens the breadth and depth of Aurora technologies to include world-class medicinal chemistry, x-ray crystallography, NMR and preclinical capabilities

SLIDE 25 COMBINED CAPABILITIES ADDRESS  MULTIPLE TARGET CLASSES

The next slide illustrates the wealth of target-rich gene families that could be pursued by the combined organization.

To date, Vertex has focused their drug discovery programs on the kinase and caspase families. Aurora brings world-class expertise in ion channels and G-Protein Coupled Receptors, as well as enzymes. Together we can address all of the major gene families.

SLIDE 26 VALIDATION OF AURORA TECHNOLOGIES

Slide 26 provides a summary of our customers, which are the leading pharmaceutical, biotechnology and disease-focused organizations. This list is composed of both new and repeat customers, and is a tremendous validation of the value of Aurora's drug discovery technologies.

I WOULD NOW LIKE TO OPEN THE CALL TO QUESTIONS.

SLIDE 27 REVOLUTIONIZING DRUG DISCOVERY-TM-

AFTER ALL QUESTIONS HAVE BEEN TAKEN:

STUART: I would like to thank our shareholders for their continued support and, of course, the employees of Aurora, who continue to set a new standard for innovation and tenacity.

THE OPERATOR WILL MENTION THE DIGITAL REPLAY AND WEB CAST INFORMATION AND THEN END THE CALL.

             [BANNERHEAD OF AURORA(R) BIOSCIENCES CORPORATION]


FIRST QUARTER 2001 FINANCIAL RESULTS





SAN DIEGO
MAY 3, 2001

The forward-looking statements contained in this presentation, including those referring to corporate goals and projected revenues, involve a high degree of technological and competitive risks and uncertainties inherent to early stage technology companies. Actual results may differ due to a number of factors, including Aurora's ability to attract additional collaborative partners, development or availability of competing systems, the ability to meet existing commitments, risk associated with strategic opportunities, acquisitions or investments, the ability to effectively manage growth and the risks associated with our dependence on patents and proprietary rights. These factors and others are more fully described in Aurora's Annual Report on Form 10-K for the year ended December 31, 2000.

AURORA PARTICIPANTS


Stuart J.M. Collinson, PhD                 Chairman, CEO & President

Douglas S. Farrell                         Senior Director, Investor Relations

Paul A. Negulescu, PhD                     Senior VP, Discovery Biology

John R. Pashkowsky, MBA                    VP, Finance

PRESENTATION OUTLINE

o Review of financial results for Q1 2001
o Overview of revenues and expenses
o First quarter accomplishments
o Financial outlook for 2001
o Overview of Aurora/Vertex merger
o Q&A session

FINANCIAL HIGHLIGHTS
($ MILLIONS)
                                          QUARTER ENDED
                                  3/31/00                3/31/01
Revenue                           15.3                   17.5

Net income (loss)*                0.2                    (0.5)

EPS*                              0.01                   (0.02)

Cash & investments                105.5                  102.3

*EXCLUDING PANVERA MERGER RELATED EXPENSES OF $ 1.2 MILLION.

REVENUE DRIVERS FOR Q1



o    Collaborative research and license agreement with Senomyx

o Collaborative research agreements with Organon and Families of Spinal Muscular Atrophy

o    New product sales associated with PanVera

o    Expansion of commercialization

o    Continuing collaboration with Cystic Fibrosis Foundation

EXPENSES FOR Q1
($ MILLIONS)

                                 3/31/00      3/31/01         %change

Total operating expenses          16.0         20.6            + 29%

Cost of revenue                   9.0          9.0             + 0%

Research & development            3.0          5.8             + 98%

SG & A*                           4.0          5.7             + 43%

* INCLUDES PANVERA MERGER-RELATED EXPENSES OF $1.0 MILLION. SG&A
EXPENSE INCREASED BY 18% EXCLUDING MERGER-RELATED EXPENSES.

CONTINUED SUCCESS


Q2 00        Q3 00              Q4 00                Q1 01


          [CHART CONTAINING CORPORATE LOGOS]

COMPLETION OF PANVERA MERGER

o Engaged in expression, purification and marketing of protein drug targets and drug screening assays for HTS

o    New product offerings and expanded commercialization

o    Provides protein targets for Big Biology(TM)

o    Complementary assay technologies


[PANVERA LOGO]

The Protein Company(TM)

MERCK: EXPANSION OF AGREEMENT



o Merck expanded its original collaborative and license agreement to purchase several of Aurora's second-generation voltage ion probe readers, the VIPR II subsystem, for ion channel drug discovery

o Further validation of the capabilities of Aurora's ion channel technology platform

SCREENTECH 2001



o    Presented cell-based and biochemical assay technologies

o Discussed results from 10 ultra-high throughput screens run over a six-week period at Aurora

o Approximately 125,000 compounds were tested and over one-million experiments were conducted

o    On track with established goals for Aurora's Big Biology initiative

o Made significant progress identifying novel, biologically active compounds for targets in our therapeutic collaborations

GREINER BIO-ONE



o Expanded non-exclusive licensing agreement to develop, manufacture and commercialize Aurora's proprietary consumables, including the 3,456 NanoWell(TM) Assay Plate

o Aurora and Greiner will also collaborate on development and commercialization of new products

o Includes up-front technology access fee and royalties on net sales of licensed products, including new products developed under collaboration

INTELLECTUAL PROPERTY



o Aurora's IP portfolio consists of over 57 patents issued and more than 170 pending patent applications

o    Fluorescent sensors for measuring cytochrome P450

     - Established Aurora as a leader in the screening, characterization and prediction of "drug-like" properties of candidate compounds

o    Photon reducing agents for fluorescence assays

     -    Includes claims to compositions that are used in cell-based assays

o    We continue to build and strengthen our intellectual property portfolio

               [BANNERHEAD OF AURORA(R) BIOSCIENCES CORPORATION]






                                               BIG BIOLOGY-TM- INITIATIVE

CATALYSTS FOR BIG BIOLOGY(TM)

o    Builds on Aurora technical and commercial validation

o    Completion of the UHTSS(R) Platform

o    Post-genomic opportunity

o    Drug discovery industry metrics must change

o    Capture more of the $300B pharmaceuticals market

TARGET-CENTRIC, THERAPEUTICALLY BROAD



Receptors

o    Known/orphan GPCRs

o    Cytokine receptors

o    Intracellular receptors

o    Signaling molecules

Ion channels

o    Ion transporters

Enzymes

o    Kinases

o    Proteases

o    Phosphatases

o    Helicases

ASSAY SCALABILITY
NUMBER OF ASSAYS BUILT PER YEAR


    [CHART RE ASSAYS]




 PROJECTED ASSAY DEVELOPMENT FOR 2001

CONTINUED COMMERCIAL OPPORTUNITIES


     [DISCOVERY COLLABORATIONS CHART]

CAPTURE GREATER DOWNSTREAM VALUE


($ MILLIONS)               UPFRONT          MILESTONES        ROYALTIES

Targets                   $0.5 - 2            $2 - 5          0.5 - 2%


Assays                   $0.2 - 0.5           $4 - 10           2 - 5%

IN VITRO ADME assays         $1                  Ongoing sales
Pre-clinical candidates    $2 - 3            $15 - 20           5 - 8%

IND candidates             $5 - 15           $25 - 50           8 - 15%

Discovery collaborations        $10s to $100s of millions


SOURCE: INDUSTRY BENCHMARKS

FINANCIAL OUTLOOK FOR 2001



2001

o    Total revenue of approximately $90 million

o    Reinvest profits, increase R&D investment by over 60%

o    Expecting roughly $20 M in revenue for Q2 2001

o    Operate at break-even; subject to quarterly fluctuations

SUMMARY



o    Thriving core business

     o    Strong revenue growth and expanding technology platforms

o    Expanding discovery capabilities and building critical mass

     o    Quorum Sciences establishes antimicrobial program

     o    PanVera expands proteomics and target capabilities

o    Big Biology(TM) program enhances future value

     o    Natural evolution of current business

     o    Captures maximum value from discovery process

     o    On-going commercial opportunities

o    Vertex merger creates discovery and collaborative powerhouse

AURORA/VERTEX MERGER


       [VERTEX LOGO]           [AURORA LOGO]



Uniquely Positioned to Accelerate Drug Discovery

VERTEX FACTS AT A GLANCE



Headquarters:              Cambridge, MA

IPO:                       1991

CEO:                       Joshua Boger, Ph.D., CEO and Chairman

Employees:                 475 full-time (March 2001)

Business:                  Discovery, development and
                           commercialization of small molecule pharmaceuticals

2000 Revenue:              $78 million

2000 Net Loss:             $40 million

2000 Loss/share:           $0.73

Cash Position:             $685 million

Cash Position:             (Q1 `01)

STRATEGIC RATIONALE



THE PROPOSED MERGER WILL UNITE AURORA'S INDUSTRY-LEADING ASSAY DEVELOPMENT, SCREENING, AND CELL BIOLOGY CAPABILITIES THAT DRIVE OUR TARGET-FOCUSED DRUG DISCOVERY EFFORTS, WITH VERTEX'S INTEGRATED DRUG DISCOVERY EXPERTISE, CREATING A COMPREHENSIVE, SCALABLE PLATFORM FOR SYSTEMATICALLY ACCELERATING DRUG CANDIDATE OUTPUT IN TARGET-RICH GENE FAMILIES

IMMEDIATE BENEFITS



o    Accelerate Aurora's drug discovery programs

o    Entry to additional target rich gene families

o Expands Aurora's network of collaborative partners and creates new opportunities for partnered drug discovery programs

o Strengthens the breadth and depth of Aurora technologies to include world-class medicinal chemistry, x-ray crystallography, NMR and preclinical capabilities

COMBINED CAPABILITIES ADDRESS MULTIPLE TARGET CLASSES


    [CHART]

VALIDATION OF AURORA TECHNOLOGIES


     [CHART CONTAINING CORPORATE LOGOS]

               [BANNERHEAD OF AURORA(R) BIOSCIENCES CORPORATION]






                                        REVOLUTIONIZING DRUG DISCOVERY-TM-


                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************